SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                 (Amendment No. 7)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  WITH A COPY TO:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 61,145,475 shares of Com-mon Stock, no par value (the "Common Stock"), of ITT Corpora-tion, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the num-ber of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until val-idly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION.

              The waiting period under the HSR Act expired at 11:59 pm. New York City time on February 27, 1997.

              The Purchaser has extended the Offer until 12:00 midnight, New York City time, on Friday, March 28, 1997.

              The full text of a press release, dated February 28, 1997, issued by Parent with respect to the expiration of the waiting period under the HSR Act and the extension of the Offer is filed herewith as Exhibit (a)(12) and is incorporated herein by reference.

              The first sentence of the first paragraph of the cover page of the Offer to Purchase is hereby amended to read as fol-lows:

                   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,
              (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR
              TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE
              RIGHTS ASSOCIATED THEREWITH, WHICH WHEN ADDED TO THE NUM-
              BER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY HLT COR-PORATION (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES







              A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF ITT CORPORATION (THE "COMPANY") ON A FULLY DI-LUTED BASIS, (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (3) THE PURCHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (4) THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (5) THE PURCHASER BEING SATISFIED THAT ALL MATERIAL GAMING APPROVALS HAVE BEEN OBTAINED ON TERMS SAT-ISFACTORY TO THE PURCHASER.


                   The first sentence of the ninth full paragraph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,
              (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE RIGHTS ASSOCIATED THEREWITH, WHICH WHEN ADDED TO THE NUM-BER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY THE PUR-CHASER AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF THE COMPANY ON A FULLY DILUTED BASIS (THE "MINIMUM CONDI-TION"), (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD, OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION"), (3) THE PUR-CHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE AC-QUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "CONTROL SHARE CONDITION"), (4) THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "BUSINESS COMBINATION CONDI-TION"), AND (5) THE PURCHASER BEING SATISFIED THAT ALL MATERIAL GAMING APPROVALS (AS DEFINED HEREIN) HAVE BEEN OBTAINED ON TERMS SATISFACTORY TO THE PURCHASER (THE "GAM-ING CONDITION").

                   The first sentence of the fourteenth full paragraph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Offer is conditioned upon the Rights having been
              redeemed by the Board, or the Purchaser being satisfied










              that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

                   The first sentence of the twenty-fifth full paragraph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Control Share Condition requires that the Pur-
              chaser be satisfied that Sections 78.378 to 78.3793 of the NGCL (the "Nevada Control Share Acquisition Statute") shall be inapplicable to the Offer and the Proposed
              Merger.

                   The third sentence of the twenty-eighth full para-graph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Control Share Condition would be satisfied if the
              Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or if the Purchaser were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Pur-chaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

                   The first sentence of the twenty-ninth full paragraph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Business Combination Condition requires that the
              Purchaser be satisfied that Sections 78.411 to 78.444 of the NGCL (the "Nevada Business Combination Statute") are inapplicable to the Offer and the Proposed Merger.

                   The thirty-third full paragraph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Business Combination Condition would be satisfied
              if the Board approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser were satisfied that the Nevada Busi-ness Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Ne-vada Business Combination Statute.









                   The first sentence of the thirty-fourth full para-graph of the "Introduction" of the Offer to Purchase is hereby amended to read as follows:

                   The Gaming Condition requires that the Purchaser be
              satisfied that all material consents, approvals, orders or authorizations of, or registrations, declarations or fil-ing with, any governmental authority with jurisdiction in respect of the Company's active gaming operations required or necessary in connection with the Offer, the Proposed Merger and the transactions contemplated thereunder (in-cluding the changes in the composition of the Board brought about by the nomination and solicitation by Parent of proxies for the election of the Parent Nominees) have been obtained and are in full force and effect and, in the case of New Jersey, that the New Jersey Casino Control Commission (the "CCC") has approved all arrangements with respect to a trust holding Shares (or, if approved by the New Jersey authorities, shares of a subsidiary of the Com-
              pany) and that the directors of the Purchaser have been qualified, on a permanent or temporary basis, to serve as directors of a company (including the Company) that either directly or through its subsidiary holds a New Jersey ca-sino license (collectively, the "Gaming Approvals").

                   The second sentence of the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") of the Of-fer to Purchase is hereby amended to read as follows:

                   Any determination concerning the satisfaction of such
              terms and conditions shall be within the reasonable dis-cretion of the Purchaser.

                   The introductory clause of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                   Notwithstanding any other provisions of the Offer,
              and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any ap-plicable rules and regulations of the Commission, includ-ing Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if (i) at or prior to the Expiration Date, any one









              or more of the Minimum Condition, the Rights Condition, the Control Share Condition, the Business Combination Con-dition and the Gaming Condition has not been satisfied, or
              (ii) at any time on or after January 27, 1997 and prior to the Expiration Date (or, in the case of subparagraph (a) below, at any time on or after January 27, 1997 and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pur-suant to the Offer)), any of the following events shall occur or shall be determined by the Purchaser to have oc-curred:

                   Part (a) of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                   (a) there shall be threatened, instituted or pending
              any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, (i) (A) challenging or seek-ing to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Of-fer, the acceptance for payment of, or payment for, some or all the Shares by the Purchaser or Parent or any other affiliates of Parent or the consummation by the Purchaser or Parent or any other affiliates of Parent of the Pro-posed Merger or other business combination with the Com-pany, (B) seeking to obtain damages in connection there-with or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (ii) seeking to prohibit the ownership or operation by Parent, the Pur-chaser or any other affiliates of Parent of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, or to compel Parent, the Purchaser or any other affiliates of Parent to dispose of or hold separately all or any portion of the business or assets of the Purchaser or the Company or any of its sub-sidiaries or seeking to impose any limitation on the abil-ity of Parent, the Purchaser or any other affiliates of Parent to conduct their respective businesses or own such assets, (iii) seeking to impose or confirm limitations on the ability of Parent, the Purchaser or any other affili-ates of Parent effectively to exercise full rights of own-ership of the Shares or Rights, including, without limita-tion, the right to vote any Shares acquired by any such person on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Par-ent, the Purchaser or any other affiliates of Parent of any Shares, (v) which otherwise might materially adversely









              affect Parent, the Purchaser or any other affiliates of Parent or the value of the Shares or (vi) which otherwise might materially adversely affect the business, proper-ties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships; provided that the condition specified in this paragraph (a) shall not be deemed to exist by reason of any court proceeding pending on the date hereof and known to the Purchaser, unless there is any adverse devel-opment in any such proceeding after the date hereof, or before the date hereof if not known to the Purchaser on the date hereof, which might, directly or indirectly, re-sult in any of the consequences referred to in clauses (i) through (vi) above;

                   Part (b) of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                  (b) there shall be any action taken or any statute,
              rule, regulation, interpretation, judgment, order or in-junction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (i) to the Purchaser, Parent or any affiliate of Parent or (ii) to the Offer or the Proposed Merger or other business combination by the Purchaser or Parent or any affiliate of Parent with the Company, by any court, government or governmental, admin-istrative or regulatory authority or agency, domestic or foreign, which might directly or indirectly result in any of the consequences referred to in clauses (i) through
              (vi) of paragraph (a) above;

                   Part (c) of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                  (c) any change (or any condition, event or development
              involving a prospective change) shall have occurred or been threatened in the business, properties, assets, li-abilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses, fran-chises, permits, permit applications, results of opera-tions or prospects of the Company or any of its subsidiar-ies which is or may be materially adverse, or the Pur-chaser shall have become aware of any fact which has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser;









                   Part (d) of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                  (d) there shall have occurred (i) any general suspen-
              sion of trading in, or limitation on prices for, securi-ties on the NYSE, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with the NYSE not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in re-spect of banks by federal or state authorities in the United States, (iii) any limitation (whether or not manda-tory) by any governmental authority or agency on, or other event which might materially adversely affect the exten-sion of credit by banks or other lending institutions,
              (iv) commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor,
              (vi) any decline in either the Dow Jones Industrial Aver-age or the Standard & Poor's Index of 500 Industrial Com-panies by an amount in excess of 15% measured from the close of business on January 27, 1997 or (vii) in the case of any of the foregoing existing on January 27, 1997, a material acceleration or worsening thereof;

                   Part (f) of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                  (f) a tender or exchange offer for any Shares shall be
              made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or af-filiates) or it shall be publicly disclosed or the Pur-chaser shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or se-ries of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or
              Schedule 13G on file with the Commission on the date of









              this Offer to Purchase, (ii) any such person, entity or group, which before the date of this Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial owner-ship of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or (iv) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

                   The concluding clause of the first full paragraph of
         Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

              which the Purchaser determines in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

                   The first sentence of the second full paragraph of
         Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                     The foregoing conditions are for the sole benefit
              of the Purchaser and may be asserted by the Purchaser, in its reasonable discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Pur-chaser, in its sole discretion, in whole or in part, at any time and from time to time. The failure by the Pur-chaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determina-tion by the Purchaser concerning any condition or event










              described in this Section 14 shall be final and binding upon all parties.

                   The third sentence of the eighteenth full paragraph of Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is hereby amended to read as follows:

                   The Control Share Condition would be satisfied if the
              Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or, if the Purchaser were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

                   The twentieth full paragraph of Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is hereby amended to read as follows:

                   The Business Combination Condition would be satisfied
              if the Board approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser were satisfied that the Nevada Business Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Business Combination Statute.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(12)   Press Release, dated February 28, 1997, issued by
                   Parent.





















                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 28, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 28, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  EXHIBIT INDEX

         Exhibit             Description

         (a)(12)   Press Release, dated February 28, 1997, issued by
                   Parent.